Exhibit 99.15
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2008, and the information derived from our reports, as described or incorporated by reference in Cenovus Energy Inc.’s Registration Statement on Form 40-F, filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

NETHERLAND, SEWELL & ASSOCIATES, INC.
By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas
October 29, 2009